United States securities and exchange commission logo





                               December 13, 2023

       Ling Yan
       Chief Financial Officer
       Gamehaus Holdings Inc.
       5th Floor, Building 2, No. 500 Shengxia Road
       Pudong New District, Shanghai
       The People   s Republic of China, 201210

                                                        Re: Gamehaus Holdings
Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
13, 2023
                                                            CIK No. 0002000530

       Dear Ling Yan:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1. We note your disclosure that Pubco will have a dual-class stock structure with disparate voting rights. Please
revise the cover page to quantify the voting power that the
                                                        class B ordinary
shareholders will have after the business combination and the disparate voting rights attached
to the different classes of capital stock and identify the major holder of such shares.
Additionally, please add a Q&A regarding the combined company's new dual-class structure
including the ownership and voting control of the combined company after the business
combination and its effect on the voting power of your public stockholders. Finally,
revise the page to reflect Mr. Feng Xie as a controlling shareholder and quantify the
percentage of voting control he will have post business combination.
 Ling Yan
FirstName LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany13,
December  NameGamehaus
              2023        Holdings Inc.
December
Page 2    13, 2023 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Questions and Answers About the Proposals
Potential ownership of outstanding Pubco Ordinary Shares upon Closing, page 12

3.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
What vote is required to approve the proposals presented at the Meeting?, page
12

4. Please revise to discuss the minimum number and percentage common stock held by public stockholders that would need to vote in favor of the Business Combination
         Proposal in order to approve the proposal.
Organizational Structure, page 21

5. We note that you provide a chart depicting a simplified corporate organizational structure. Please revise to provide a corporate diagram depicting your complete corporate structure pre and post business combination, including identifying the person or entity that owns equity in each depicted entity, and the voting control held be each person or entity.
         Revise the disclosure in your Corporate History and Structure section on page 193 accordingly as well.
Risk Factors, page 39

6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and
 Ling Yan
FirstName LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany13,
December  NameGamehaus
              2023        Holdings Inc.
December
Page 3    13, 2023 Page 3
FirstName LastName
         cause the value of such securities to significantly decline or be worthless.
7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations., page 56

8.
         We note your disclosure that the Chinese government has eased COVID-19 restrictions
         since late 2022. Please further explain the continued    moderate
impact of COVID-19 on
         your business in fiscal 2023 in light of the Chinese government   s
eased restrictions and
         revise your disclosure to indicate the specific impacts that COVID-19 had on your business, operations and financial results.
The Business Combination Proposal
Certain Related Agreements, page 110

9. Please describe the exceptions to the Founder Lock-Up Agreement and the Seller-Lock-
         Up Agreement.
Summary of Financial Analysis
Projected Financial Metrics, page 128

10. Please revise to provide a more complete discussion regarding the underlying assumptions and the basis for projecting over 40% revenue growth for 2024, and the factors or contingencies that would affect such growth.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 150

11. Since Gamehaus is the accounting acquirer and the transaction is a recapitalization of
         Gamehaus, it is unclear why you disclose in the pro forma information the shareholders of
         Gamehaus will be paid $500,000,000.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 156

12. Give pro forma balance sheet and income statement effect to the termination of the VIE
         Agreements on September 1, 2023 and the resulting non-controlling interest in Kuangre
 Ling Yan
FirstName LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany13,
December  NameGamehaus
              2023        Holdings Inc.
December
Page 4    13, 2023 Page 4
FirstName LastName
         SH and its subsidiaries.
Conflicts of Interest, page 180

13. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the company   s officers and directors.
This could include
         fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. Business of Gamehaus, page 194

14.      The corporate structure diagram is not clearly legible. Please revise.
15. We note your disclosure on page 162 that you derive income from "proprietary cryptocurrency mining, hash rate sharing, or hosting..." Please revise to provide a materially complete description of your activity in the crypto asset space including any crypto asset mining, hosting, and holdings.
Business of Gamehaus
Continue to Invest in Technology Research and Development to Develop Our AIGC Service
Platform, Data Platform, and Technical Support System, page 203

16.      Please provide your definition of    artificial intelligence    in the
context of your business
         and enhance your disclosure to provide an update on the stage of product development for your AIGC Service Platform. Include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.
Management's Discussion of Analysis: Gamehaus
Results of Operations
Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022, page
226

17. Reconcile for us how Gamehaus' 19.4% increase in in-app purchase revenues is in line with the 6.3% increase in platform fees and clarify your disclosure. In this regard, refer to the guidance in Section III.D of Release 33-6835, and revise throughout to provide a more robust analysis of the significant increases in revenue and cost of revenue both in quantitative and qualitative terms. Quantify the drivers of these changes and explain if you expect them to be temporary or permanent.
Security Ownership of Certain Beneficial Owners and Management of Pubco, page
245

18. Please disclose the natural person(s) who have voting and dispositive control over the shares owned by all entities listed as major shareholders in the beneficial ownership table.
 Ling Yan
Gamehaus Holdings Inc.
December 13, 2023
Page 5
Financial Statements
Gamehaus, Inc.
Consolidated Statements of Operations and Comprehensive Income, page F-4

19. We note on page F-13 that depreciation and amortization expenses are excluded from cost of revenue. Please revise the description of the cost of revenue line item to indicate that it is exclusive of depreciation and amortization. We refer you to the guidance in SAB Topic
         11:B.
Note 1. Organization and Business Description
Reorganization, page F-8

20. It appears as a result of the termination of the VIE Agreements on September 1, 2023, the
         Company   s formerly held controlling interest in Kuangre SH of 100%
(35.9% owned and
         64.1% controlled via contract) was reduced to a 76.7716% equity interest. With a view towards expanded disclosure, please tell us why the Company relinquished a 23.228%
         interest, describe any consideration received for this transfer of interest, and explain how you accounted for it.
21. We note the Company and its subsidiaries were under the common control of the same controlling shareholders before and after the reorganization. Please identify each of these shareholders for us and tell us the percentage interest they held in the Company and each subsidiary, both before and after the reorganization.
Note 2. Summary of Significant Accounting Policies
Principle of Consolidation, page F-10

22.      We note on December 1, 2021, Gamehaus HK, Haohan CQ, and legal shareholders of
         Kuangre SH entered into the    VIE Agreements.    Please clarify that
your Income
         Statement and Statement of Cash Flows for the fiscal year ended June 30, 2022 reflect the results of operations of Kuangre SH and its subsidiaries Dataverse and Avid.ly for the seven-month period from December 1, 2021 to June 30, 2022 or advise
us.
Non-controlling interests, page F-11
FirstName LastNameLing Yan
23. It appears the termination of the VIE Agreements on September 1, 2023 resulted in a non-
Comapany    NameGamehaus
       controlling  interest inHoldings
                                Kuangre Inc.
                                          SH and its subsidiaries. Please
clarify if the historic
       financial statements
December 13, 2023 Page 5      reflect the existence of this non-controlling
interest and advise us.
FirstName LastName
 Ling Yan
FirstName LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany13,
December  NameGamehaus
              2023        Holdings Inc.
December
Page 6    13, 2023 Page 6
FirstName LastName
Revenue Recognition
Revenue from In-App Purchases, page F-12

24. It appears your customers obtain control of consumable in-app purchases at time of the purchase transactions. Citing all applicable authoritative accounting literature, explain for us why it is appropriate to recognize such revenues as the consumables are used.
Disaggregation of Revenue, page F-13

25.      It is unclear why you disclose that all of the Company   s revenue
from the sale of in-app
         purchases were recognized at a point of time when your disclosed policy is to recognize in-app revenue over time as the items are consumed.
Software Development Costs, page F-14

26. It appears from the disclosure in Note 8 that Gamehaus, Inc. began capitalizing software development costs during the year ended June 30, 2023. Please tell us when Gamehaus adopted its current software development cost capitalization policies and why no such costs appear to have been capitalized prior to the year ended June 30, 2023. In this regard, tell us how Gamehaus applied the recognition guidance of ASC 985-20-25 during each reporting period.
Note 6. Equity Investments, page F-22

27. We note in Note 14 you disclose that Shanghai Dongying Network Technology Co., Ltd.
         is an investee of the Company. Please disclose the details of this investment in this footnote and advise us.
Note 14. Related Party Transactions, page F-29

28. Disclose in quantified detail the terms of the Company's profit sharing arrangements with the related party mobile game development companies. Golden Star Acquisition Corporation
Balance Sheets, page F-32

29. We note as of June 30, 2023 only $40,358 of the total funds held in trust of $70,235,068 are available to the Company for working capital. Explain to us your basis for classifying the total amount of funds held in trust as a current asset or reclassify as a long-term asset on your balance sheet the amount of restricted funds.
 Ling Yan
FirstName LastNameLing
Gamehaus Holdings   Inc. Yan
Comapany13,
December  NameGamehaus
              2023        Holdings Inc.
December
Page 7    13, 2023 Page 7
FirstName LastName
General

30. We note that Feng Xie, Yimin Cai, Ling Yan, and Xi Yan will reside in the PRC and that your operations and a majority of your assets will be located outside the United
         States. Please add a separately captioned enforceability of civil liabilities section, risk factor and summary risk factor disclosure addressing:
             an investor's ability to effect service of process within the United States on directors and officers in China or Hong Kong;
             an investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor's ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws;
and
             an investor's ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities laws.
             If your disclosure is based on an opinion of counsel, name counsel in the prospectus and file as an exhibit counsel's consent to be named and the use of its opinion.
31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology